Exhibit 99.2

TAOP Enters into Consulting Agreement with Great Bay Capital Investment for Blockchain Deployment

SHENZHEN, Feb. 19, 2021 (GLOBE NEWSWIRE) — Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, announced today that the Company has entered into a consulting agreement (the “Consulting Agreement”) with Great Bay Capital Investment Limited (“Great Bay”).

Pursuant to the Consulting Agreement, TAOP engaged Great Bay as a consultant for a two-year term effective February 19, 2021. Great Bay will provide various consulting services including the following:

●	Provide the Company with business development services focused on blockchain and digital assets (such as Bitcoin, Ethereum, etc.) investment opportunities.

●	Introduce TAOP to potential investors for strategic investment.

●	Introduce potential M&A targets in blockchain industry, and assist TAOP in completing relevant due diligence work and propose M&A plans.

“TAOP started research on applying blockchain technology to Taoping New-media Ecosystem three years ago. In the past three years, we kept upgrading Taoping smart cloud platform and Taoping screens are now available in 211 cities across 26 provinces in China. Also, growing market demand for digital assets such as Bitcoin, maturity of advanced solutions, and improving regulatory clarity present considerable market opportunities. It’s time for TAOP to embrace the opportunities in blockchain industry and digital assets, especially Bitcoin,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP. “We believe Great Bay can help us achieve this goal.”

In consideration for the services to be provided by Great Bay, the Company agreed to issue to Great Bay a warrant (the “Warrant”) within 7 days after the execution of the Consulting Agreement for the purchase of 1,000,000 ordinary shares of the Company, exercisable at $3.50 per share (subject to adjustment) at any time prior to the 181st calendar day after the date of issuance. The Warrant can only be exercised for cash. The Warrant and its underly ordinary shares will be issued to Great Bay in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended and/or Regulation S promulgated thereunder.

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803

Email: taop@dgipl.com